SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports 23% Revenue Growth, Commencing International Telephony Services dated November 10, 2004.

                                                                          Item 1

Press Release Source:                                              Internet Gold

Internet Gold Reports 23% Revenue Growth, Commencing International Telephony Services

Wednesday November 10, 7:06 am ET

Core Business Strengthens; Momentum Building in Subsidiaries; Successful Launch of 015 International Telephony

PETACH TIKVA, Israel, November 10 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD - News) today reported unaudited financial results for the third quarter and first nine months of 2004.

Highlights

     o Q3 revenues up 23% to $12.1 million, compared with the third quarter of 2003

     o    Broadband subscriber base continues to rise: up 43% since January 2004

     o Rapidly growing revenues from Value Added Services e-advertising and e-commerce

     o Successful launch of 015 International telephony, with ~28% mind share achieved in 2 months

     o Solid profitability despite initial heavy investment in 015 launch activities


Financial Results

Revenues for the third quarter were NIS 54.3 million (US$ 12.1 million), an increase of 23% compared with NIS 44.3 million in the third quarter of 2003, and 2% compared with NIS 53.2 million in the second quarter of 2004. Gross margins for the quarter were 53.3%, above the Company's target of 50%. Net income for the period was NIS 1.5 million (US$ 0.3 million), or NIS 0.08 (US$ 0.02) per share, compared with NIS 6 million, or NIS 0.3 per share in the third quarter of 2003. The reduction in net income was attributed mainly to the company's investment of NIS 7.2 million (US$ 1.6 million) in the set-up and initial marketing campaign for the launch of its new 015 service.

Cash flow from operations in the third quarter was NIS 9.4 million (US$ 2.1 million) compared with NIS 8.9 million in the third quarter of 2003 and NIS 15.6 million in the second quarter of 2004.

"We are proud to report our 7th consecutive quarter of revenue growth, together with continued solid profitability," commented Eli Holtzman, Internet Gold's CEO. "The quarter was also a time of significant strategic development as we moved forward with plans to diversify our product offering, capitalize on emerging opportunities and expand our presence in Israel's fast-moving telecom marketplace."

"We are pleased to have been able to maintain solid profitability despite the initial expenses associated with our new 015 International Telephony business, including $1.3 million invested in a multimedia launch and advertising campaign. Our first-phase activities targeted the residential market, the largest and most profitable sector. In just two months, 015 succeeded in capturing nearly 28% mind share, an achievement that has validated our service concept and marketing strategies. Our revenues for the third quarter were not significantly enhanced by the new activity since much of the new traffic was generated at a low rate as part of the launch promotion. However, we expect to realize appreciable revenues in the fourth quarter of 2004, and to benefit from the full impact towards the second half of 2005. As we prepare to introduce 015's prepaid, post-paid, calling card and business-sector services, we are confident in our ability to reach a 10% share of this significant market by the end of 2005. Such an achievement will more than compensate for the service's short-term impact on our profitability."

Mr. Holtzman concluded, "Our continued revenue growth is being driven by the ongoing expansion of our broadband subscriber base, which has risen by 43% since the beginning of the year, and the increasing momentum of our VAS, e-advertising and e-commerce activities. As strong believers in these emerging markets, we are positioning ourselves for leadership, both via an increased focus on our subsidiaries and investee companies and through active consolidation of Israel's Internet portal and e-commerce field. We believe these business areas will be our primary growth engines in the future and the key to expanding the Group's long-term shareholder value."

The Company's revenues for the first nine months of 2004 were NIS 158.5 million (US$ 35.4 million), an increase of 20% compared with NIS 132.2 million for the first nine months of 2003. Gross margins for the period were 56.1% compared to 46.6% in the same period of 2003. Net income for the first nine months of 2004 was NIS 13.1 million (US$ 2.9 million), or NIS 0.71 (US$ 0.16) per share, compared with NIS 9.2 million, or NIS 0.50 per share for the first nine months of 2003.

Cash flow from operations for the nine month period was NIS 36.5 million (US$
8.1 million) compared with NIS 17.7 million for the first nine months of 2003.

Review of Subsidiaries and Investee Companies

Gold Mind Ltd. (100% ownership, value-added services and rich Internet content):
Gold Mind's revenues for the first nine months of 2004 increased by 142% compared to the first nine months of 2003. This strong performance reflects rising demand for its Anti-Virus and Anti-Spam services as well as customized on-line magazines/newsletters.

MSN Israel (50.1% ownership, e-advertising via MSN, MSN Messenger, Hotmail Israel and MSN Search Israel): As of the end of the third quarter, MSN-Israel's popular Messenger service had approximately 730,000 active users. Its revenues for the first nine months of 2004 increased by 38% compared to the first nine months of 2003.

Gold Trade (48.3% ownership, operates the P1000 e-commerce site) reached positive EBITDA (earnings before interest, taxes, depreciation and amortization) during Q3, reflecting a 27% rise of its e-commerce revenues in the first nine months of 2004 as compared to the first nine months of 2003.

The Company's management will host an interactive teleconference to discuss the results today (November 10, 2004) at 10:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins:
+1-866-276-1485 from within the U.S. or Canada, +1-800-917-4256 from within the U.K., or +972-3-925-5910 from international locations. The call will also be broadcast live through the company's Website, www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp. (49.9% ownership), the Company operates Israel's leading Internet portal. Through Gold Trade, its e-Commerce joint venture (48.3% ownership), the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Note A: Convenience Translation to Dollars

The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2004:
U.S. $1.00 equals NIS 4.482. The translation was made solely for the convenience of the reader.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed from time to time with the Securities and Exchange Commission.

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets

                                                                  Convenience
                                                             translation into
                                                                 U.S. dollars
                                                               NIS 4.482=US$1
                              September    September    December    September
                              30 2004      30 2003      31 2003     30 2004
                             (Unaudited) (Unaudited)   (Audited)  (Unaudited)
                             New Israeli Shekels - in thousands     US$ in
                                                                   thousands

    Current assets
    Cash and cash equivalents   85,674      81,879       81,891      19,115
    Trade receivables, net      44,612      31,886       35,570       9,953
    Other receivables           10,318       8,637       12,769       2,303
    Deferred taxes                 377       1,195        1,914          84

    Total current assets       140,981     123,597      132,144      31,455

    Investments
    Deferred taxes                  16         916           21           4
    Long-term investments        1,331       1,550        1,550         297
    Long-term loans                  -       3,916            -           -
                                 1,347       6,382        1,571         301

    Property and
     equipment, net             36,419      28,234       29,160       8,126
    Other assets and
     deferred charges          105,864      53,209       51,130      23,620
    Total assets               284,611     211,422      214,005      63,502

    Internet Gold - Golden Lines Ltd.

                                                                  Convenience
                                                             translation into
                                                                 U.S. dollars
                                                               NIS 4.482=US$1
                              September    September    December    September
                              30 2004      30 2003      31 2003     30 2004
                             (Unaudited) (Unaudited)   (Audited)  (Unaudited)
                             New Israeli Shekels - in thousands     US$ in
                                                                   thousands

    Current liabilities
    Short-term bank loans         5,253       7,784       5,259        1,172
    Accounts payable             69,967     *35,505     *36,591       15,611
    Other payables               16,319     *11,281     *14,037        3,641

    Total current liabilities    91,539      54,570      55,887       20,424

    Long-term liabilities
    Long-term obligations
    under lease agreement        45,894      33,248      27,389       10,240

    Deferred revenues                14          40          23            3
    Liability for termination
    of  employer- employee
    relations, net                5,816       4,695       4,928        1,298
    Company's share in excess
    of liabilities over assets   10,156       5,892       7,707        2,266
    in investees

    Total long-term
    liabilities                  61,880      43,875      40,047       13,807

    Shareholders' equity
    Ordinary shares                 197         197         197           44
    Additional paid in capital  215,040     215,040     215,040       47,979
    Accumulated deficit         (84,045)   (102,260)    (97,166)     (18,752)

    Total shareholders' equity  131,192     112,977     118,071       29,271

    Total liabilities and       284,611     211,422     214,005       63,502
    shareholders' equity

    * Reclassified

    Internet Gold - Golden Lines Ltd.
    Consolidated Statements of Operations

                              Nine month                  Three month
                              period ended                period ended
                              September 30                September 30
                          2004         2003           2004          2003
                       (Unaudited)  (Unaudited)    (Unaudited)   (Unaudited)
                               New Israeli Shekels - in thousands
    Revenues             158,467      132,192        54,292         44,332

    Costs and
    expenses:
    Cost of revenues      69,535       70,532        25,344         22,797
    Selling and
    marketing
    expenses              52,747       29,384        20,462          9,843
    General and
    administrative        17,883       16,029         6,572          5,477
    expenses

    Total costs and      140,165      115,945        52,378         38,117
    expenses

    Income from           18,302       16,247         1,914          6,215
    operations
    Financing expenses
    (income), net           (253)       3,084          (342)        (3,696)
    Other (income)
    expenses, net          1,444        2,603          (54)          2,587

    Net income after
    financing expenses    17,111       10,560        2,310           7,324
    Income tax             1,541       (2,111)         240             354
    (benefit)

    Net income after
    income
    tax                   15,570       12,671        2,070           6,970
    Company's share in
    net
    loss of investees      2,449        3,462          590             926

    Net income            13,121        9,209        1,480           6,044
    Income per share
    Net income per NIS
    0.01
    par value of
    shares
    (in NIS)                0.71         0.50         0.08            0.33
    Weighted average
    number
    of shares
    outstanding           18,432       18,432       18,432          18,432

                                                                 Convenience
                                                             translation into
                                                                 U.S. dollars
                              Year Ended                       NIS 4.482=US$1
                              December                           September
                              31 2003                            30 2004
                             (Audited)                          (Unaudited)
                     New Israeli Shekels - in thousands           US$ in
                                                                 thousands

    Revenues                   179,642                           35,356

    Costs and expenses:
    Cost of revenues            92,871                           15,514
    Selling and marketing
    expenses                    41,393                           11,769
    General and
    administrative              21,908                            3,990
    expenses

    Total costs and            156,172                           31,273
    expenses

    Income from operations      23,470                            4,083
    Financing expenses
    (income), net                3,235                              (56)
    Other (income)
    expenses, net                2,592                              322

    Net income after
    financing expenses          17,643                            3,817
    Income tax                  (1,935)                             344
    (benefit)

    Net income after
    Income tax                  19,578                            3,473
    Company's share in net
    loss of investees            5,275                              546

    Net income                  14,303                            2,927
    Income per share
    Net income per NIS
    0.01 par value of shares
    (in NIS)                      0.78                             0.16
    Weighted average
    number of shares
    outstanding                 18,432                           18,432



    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                            ------------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 10, 2004